EXHIBIT 21
LIST OF SUBSIDIARIES

Name	State or Other Jurisdiction of Incorporation
Apollo Development Corporation	Arizona
Apollo Education Corporation	Arizona
Apollo Group China, LLC	Arizona
Apollo Investments, Inc.	Arizona
Apollo NB Holding Company	Arizona
Apollo Online, Inc.	Arizona
Apollo Publishing & Learning Technologies, Inc.	Arizona
Apollo University & Graduate Institute	Arizona
The College for Financial Planning Institutes Corporation	Arizona
Insight Schools, Inc.	Oregon
Institute for Professional Development, Inc.	California
University of Phoenix, Inc.	Arizona
Western International University, Inc.	Arizona